Norske Skog

07024576

FILE No.: 82-5226

Skogn, 04 June 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

RECEIVED JUN 11 2007 SEC MAIL PROCESSING WASH. D.C. 185 SECTION

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Mandatory notification of trade, - sale of own shares, dated May 24, 2007.*

(2) *Mandatory notification of trade, - sale of own shares, dated June 4, 2007.*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

6/20

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

MANDATORY NOTIFICATION OF TRADE

On the 23. of May Norske Skog sold 220 000 shares at a price of NOK 92.35.

After the sale Norske Skog holds 223 651 of its own shares. These shares will also be sold.

The sale is made as the company for legal reasons cannot hold its own shares at the time of the announced de-merger of non-operational property. This transaction will be done in June 2007.

Norske Skog's administration has been mandated by the general assembly on the 12. of April 2007, to buy shares in the company and the shares will be bought back according to internal guidelines after the de-merger has been undertaken.

Oxenøen, 24. May 2007
Norske Skogindustrier ASA

Investor Relations

MANDATORY NOTIFICATION OF TRADE

On June 1, Norske Skog sold 223 651 shares at a price of NOK 92.19.

After this sale, Norske Skog does not own any shares in the company.

The sale is made as the company for legal reasons cannot hold its own shares at the time of the announced de-merger of non-operational property. This transaction will be done in June 2007.

Norske Skog's administration has been mandated by the general assembly on April 12, 2007, to buy shares in the company and the shares will be bought back according to internal guidelines after the de-merger has been undertaken.

Oxenøen, 04 June, 2007

Norske Skogindustrier ASA

Investor Relations

END